
SEC MAIL PROCESSING
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APR 0 2 2007
WASH, D.C.
190
SECTION


07006789

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23489

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capmark Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1801 California Street, Suite 3900
(No. and Street)

Denver (City) Colorado (State) 80202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gene Persinger (303) 293-8500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche
(Name – *if individual, state last, first, middle name*)

555 17th Street, Suite 3600 (Address) Denver (City) Colorado (State) 80202 (Zip Code)

PROCESSED
APR 1 3 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gene Persinger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capmark Securities Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


ANGELA BRANDENSTEIN
NOTARY PUBLIC
DENVER COUNTY
STATE OF COLORADO

My Commission Expires 4-11-2007

Signature

Senior VP/CFO

Title

Angela Brandenstein

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

AERS

Capmark Securities Inc. (f/k/aGMAC Commercial Holding Capital Markets Corp.)

Statement of Financial Condition as of December 31, 2006, and Independent Auditors' Report and Supplemental Report on Internal Control Filed Pursuant to Rule 17a-5(e)(3) and a PUBLIC DOCUMENT.



Original

Audit. Tax. Consulting. Financial Advisory.

Deloitte.

Deloitte & Touche LLP
555 17th Street
Suite 3600
Denver, CO 80202
USA

Tel: 303.292.5400
Fax: 303.312.4001
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of
Capmark Securities Inc. (f/k/a GMAC Commercial Holding Capital Markets Corp.)

We have audited the following financial statements of Capmark Securities, Inc. (formerly known as GMAC Commercial Holding Capital Markets Corp.) (the "Company") for the year ended December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Capmark Securities, Inc. (formerly known as GMAC Commercial Holding Capital Markets Corp.) at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

March 30, 2007

CAPMARK SECURITIES INC.
(f/k/a GMAC COMMERCIAL HOLDING CAPITAL MARKETS CORP.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006

ASSETS	
CASH AND CASH EQUIVALENTS	$ 20,507
CASH SEGREGATED UNDER SEC REGULATIONS	392,263
RECEIVABLES:	
Affiliates	79,329,580
Brokers and dealers	112,200
Customers	1,524,243
Remarketing fees	1,552,492
Interest	162,354
Total receivables	82,680,869
INVESTMENT SECURITIES:	
US Government securities	26,495,400
Municipal bonds	32,450,820
Mortgage backed securities	7,773,520
Other	230,625
Total investment securities	66,950,365
PREPAID EXPENSES AND ASSETS	539,206
DEFERRED UNDERWRITING FEES	400,876
DEFERRED TAX ASSET	1,086,149
TOTAL	$ 152,070,235
LIABILITIES AND SHAREHOLDER'S EQUITY	
LIABILITIES:	
Accounts payable and accrued liabilities	$ 1,257,328
Accrued compensation	17,711,936
Customer payable	20,105,964
Income taxes payable, primarily to an affiliate	8,302,128
Total liabilities	47,377,356
COMMITMENTS AND CONTINGENCIES	
SHAREHOLDER'S EQUITY:	
Preferred stock, $1 par value; 150,000 shares authorized; 0 shares issued and outstanding	
Common stock, $1 par value; 1,000,000 shares authorized; 301,500 shares issued and outstanding	301,500
Capital in excess of par value	16,048,997
Retained earnings	88,342,382
Total shareholder's equity	104,692,879
TOTAL	$ 152,070,235

See notes to financial statements.

1. ORGANIZATION AND OPERATIONS

Capmark Securities Inc. (formerly known as GMAC Commercial Holding Capital Markets Corp.) (the "Company"), is a wholly-owned subsidiary of Capmark Capital Inc. ("Capital Inc."). Capital Inc. is a wholly-owned subsidiary of Capmark Holding Group Inc. ("Capmark"). Capmark had been an indirectly wholly-owned subsidiary of General Motors Acceptance Corporation ("GMAC"). On March 23, 2006, GMAC sold an approximate 78% equity interest in Capmark Holdings Group to a group of investors led by affiliates of Kohlberg Kravis Roberts & Co., Five Mile Capital Partners and Goldman Sachs Capital Partners. Capmark changed its name from GMAC Commercial Holding Corp. at the time of the sale. The Company is engaged in the underwriting or private placement and trading and selling of various securities including tax-exempt municipal, taxable debt, and equity securities. These securities are issued primarily for the financing of individual or pools of real estate projects and asset backed transactions for emerging growth and middle market corporate clients. The Company is registered with the Securities and Exchange Commission ("SEC") as a general securities broker/dealer and is a member of the National Association of Securities Dealers, Inc.

2. RISKS AND UNCERTAINTIES

The Company is subject to four primary business risks: (i) credit risk, (ii) interest rate and other market risks, (iii) liquidity risk, and (iv) operational risk. The Company is also exposed to other related business risks. Management of these risks affects both the level and stability of the Company's earnings.

The Company's primary exposure to credit risk arises from its direct and indirect relationships with borrowers, who may default and potentially cause the Company to incur a loss if it is unable to collect amounts due through loss mitigation strategies, and from institutional counterparties to the extent they do not fulfill their obligations to the Company under the terms of specific contracts or agreements.

The Company's primary exposure to interest rate and other market risks is associated with its portfolio of investment securities. Changes in the level of interest rates or changes in the yield curves, as well as basis risk resulting from changes in the interest rate spread among different financial instruments, could adversely affect the Company's portfolio market value and its net income.

Liquidity risk is the risk that the Company will be unable to fund its assets at appropriate maturities and rates. Liquidity risk is managed by preserving stable, reliable, and cost-effective funding sources to meet all near-term and projected long-term financial obligations. The Company's mix of funding sources include overnight and term borrowings from Capmark and its affiliates, repurchase agreements, credit lines with other financial institutions which may be guaranteed by Capmark, and other secured and unsecured capital markets facilities and programs.

Operational risk is the risk of loss resulting from inadequate or failed internal processes, systems, facilities, human factors or external events. This definition includes operational risk events such as information technology and organizational structure issues, weaknesses in internal controls, human error, fraud, and external threats. Operational risk is mitigated through comprehensive, ongoing risk management practices and internal control procedures.

3. SIGNIFICANT ACCOUNTING POLICIES

Critical Accounting Estimates—The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. The Company's estimates and assumptions primarily arise from risks and uncertainties associated with credit exposure and interest rate and market spread volatility. Future changes in market trends and conditions may occur which could cause actual results to differ materially from the estimates used in preparing the accompanying financial statements.

Cash and Cash Equivalents—Cash and cash equivalents include all cash on hand, or deposits and investments, excluding cash segregated under SEC regulations. The Company considers all highly-liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

Receivables—Accounts receivable from (payable to) brokers and dealers represents the contract value of settled and unsettled securities transactions and joint account balances arising from participation in underwritings.

Receivables from affiliates represents money owed to the Company from Capmark Finance Inc. (Capmark Finance), a wholly owned subsidiary of Capmark. Generally, any cash flows not needed by the Company for operations are sent to Capmark Finance, which pays the Company interest.

Substantially all of the clearing and depository operations for the Company are performed by clearing organizations pursuant to clearing agreements. The Company has indemnified these organizations for any losses as a result of a customer's nonperformance.

Periodically, the Company borrows amounts from clearing organizations for the purchase of securities. Interest accrues on the outstanding balance at a rate generally corresponding to the published broker call rate.

Securities Transactions—Investment securities are carried at fair value, with unrealized holding gains and losses recorded currently as Trading profits, net, in the Statement of Income. The Company determines fair value by reference to published sources or discounting the expected future cash flows over the anticipated life of the securities using estimated market yields for similar instruments. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the Statement of Financial Condition.

Purchases and sales with normal settlement periods are recorded based upon trade date. Gains or losses recognized on the sale of securities are determined using the specific identification method and included in Trading profits, net in the Statement of Income.

Revenue Recognition—Investment banking fees include advisory fees, selling concessions, and management and underwriting fees and are recorded, net of related expenses, when the services are complete, the revenue is reasonably determinable and collection is reasonably assured. Remarketing fees and other advisory fees are recognized in income as earned. Other advisory fees relate to various advisory type programs not directly related to investment banking. The receivable for deferred underwriting represents fees earned on completed transactions that will be received by the Company over an extended period of time.

Employee Stock Options—The Company, through Capmark, participates in a stock option award program which provides certain members of management who purchased shares of Capmark's common stock with the option to purchase additional shares of common stock at a specified price, once certain time-based and performance-based vesting conditions are met. The Company accounts for share-based payments issued to employees in accordance with SFAS No. 123 (Revised 2004), "Share-Based Payment" or "SFAS No. 123R." This Statement establishes the standards for accounting for transactions in which an enterprise receives goods or employee services in exchange for equity instruments of the enterprise, or incurs liabilities in exchange for goods or employee services that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123R requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. Accordingly, the Company measures the fair value of its option awards based on the grant date fair value of the award, which is estimated through a Black-Scholes option-pricing model.

The Company has classified these stock options as equity instruments under the guidelines of SFAS No. 123R. The Company recognizes compensation expense associated with these equity instruments in the statement of income as a component of the compensation and benefits for the portion of outstanding awards which are ultimately expected to vest. These instruments are amortized to expense over the requisite service period, which the Company considers to be the vesting period of the options.

Financial Instruments—The Company's financial instruments consist of cash and cash equivalents, fees and other receivables and securities owned. The carrying values of fees and other receivables approximate fair value. Securities owned are recorded at fair value.

Income Taxes—Income taxes are recorded in accordance with SFAS No. 109, *Accounting for Income Taxes* ("SFAS No. 109"). The asset and liability approach underlying SFAS No. 109 requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and tax basis of the Company's assets and liabilities. The Company's results of operations are included in the consolidated United States federal income tax return and applicable unitary and/or combined state income tax returns of Capmark. The Company provides for its taxes pursuant to a tax sharing arrangement with Capmark and periodically settles accounts that are currently receivable or payable.

4. CASH SEGREGATED UNDER SEC REGULATIONS

Cash of $392,263 has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the SEC. The Company was required to have cash on deposit based upon the December 31, 2006, computation required under Rule 15c3-3 of $18,627,449. In accordance with the requirements of Rule 15c3-3 the Company deposited $18,500,000 to the special reserve bank account on January 2, 2007, within the time frame permitted by the Rule.

5. SHORT TERM BORROWINGS

The Company has a short-term borrowing agreement with one clearing organization for short-term demand borrowings with a credit limit of $20.0 million. Borrowings under this agreement bear interest at the published broker call rate. When drawn, loans are collateralized by securities and assets deposited with or pledged to the clearing organization, including cash on deposit which is not restricted as to withdrawal. The Company had no borrowings under this agreement at December 31, 2006.

6. DEFERRED INCOME TAXES

Deferred taxes have been provided for all temporary differences using current federal income tax rates adjusted for the effects of state income taxes. At December 31, 2006, the deferred tax asset related primarily to compensation recorded for book purposes in advance of when tax deductions will be taken. A valuation allowance has not been established against the Company's deferred tax assets at December 31, 2006, because the Company has determined that it is more likely than not that all such tax assets will be realized in the future.

FASB Interpretation 48 *Accounting for Uncertainty in Income Taxes* ("FIN 48") was issued in July 2006 and is required to be adopted by the company at the beginning of fiscal year 2007. The company is currently evaluating the impact of FIN 48 on its financial statements, but is not yet in a position to determine the impact of the standard.

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, *Disclosure about Derivative Financial Instruments*, requires disclosure of the fair values of all assets and liabilities classified as financial instruments, off-balance sheet financial instruments and derivative financial instruments. Fair value is the amount that a financial instrument would be exchanged for in a current transaction between willing parties. The Company estimates fair value amounts through the use of available market information and appropriate valuation methodologies as discussed below.

Different assumptions or changes in future market conditions could significantly affect the estimates of fair value and therefore, the net realizable value of the Company's financial instruments could differ from the estimates presented below. Fair value information presented herein is based on information available as of December 31, 2006, and may differ significantly from amounts presented herein. In addition, the estimates presented below are indicative of individual financial instruments and should not be considered an indication of fair value of the Company as a whole.

The estimated fair value of the Company's assets and liabilities classified as financial instruments as of December 31, 2006, are the same as their carrying value. The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

Cash and Cash Equivalents—The carrying amount approximates fair value because of the short term nature of the instrument.

Cash Segregated Under Sec Regulations—The carrying amount approximates fair value because of the short term nature of the instrument.

Receivables—The carrying amount approximates fair value because of the short term nature of the receivables and advances.

Investment Securities—The carrying value of investment securities is equal to their fair value. Fair value is determined based on published rates or dealer price quotations and through pricing models. Pricing models consider the time value of money and other economic factors that influence the value of such related financial instruments.

8. STOCK BASED COMPENSATION

Through Capmark the Company participates in a stock option award program which provides certain members of management who purchased shares of Capmark's common stock with the option to purchase additional shares of common stock at a specified price, once certain time-based and performance-based vesting conditions are met. These stock options were issued on a five-year graded vesting schedule with certain requisite service conditions. The options expire ten years after the grant date. Certain of these stock options become vested if Capmark achieves specific annual performance targets. The weighted-average exercise price of the stock options is $5 per share.

The following table summarizes stock option activity and related information for the year ended December 31, 2006 (in thousands):

	NUMBER OF OPTIONS
Initial option grants	2,501
Options exercised	--
Options forfeited	20
Options expired	--
Options outstanding as of December 31, 2006	2,481

No options vested during the year ended December 31, 2006; therefore, no options were exercisable as of December 31, 2006.

The fair value per share of the options was $1.80 as of the grant date. The fair value of the option awards was measured based on the grant date fair value of the award, which is estimated through a Black-Scholes option-pricing model using the assumptions below. Expected stock price volatility was based on a calculated value which was determined through the weighted average stock volatilities of appropriate industry sector benchmarks. The expected term of the options granted was equal to the estimated life of the options. The annual risk-free rate for periods within the contractual term of the options was based on the 7-year US Treasury yield curve. The Company does not expect to pay any dividends.

The following table summarizes the assumptions used to value the options grants:

Expected term of the option (in years)	6.5
Annual risk-free interest rate	4.7 %
Expected annual dividend yield	-
Expected stock price volatility	23.3 %

9. EMPLOYEE BENEFIT PLANS

The Company participates in a defined contribution savings plan (the "Savings Plan") established for all entities within Capmark. Generally, employees may contribute up to 99% of base compensation to the plan, with the Company matching up to 6% each year with certain limitations.

10. RELATED PARTY TRANSACTIONS

The Company is a member of a group of affiliated companies and has extensive relationships with members of the affiliated group. Because of these relationships, it is possible that the terms of these transactions may be different than those that would result among unrelated parties.

Receivable from affiliate represents money owed to the Company from Capmark Finance.

11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company enters into securities transactions as principal. The securities subject to such transactions create two kinds of risk. First, risk of loss arises in the event a security is not received from a seller of the security, and the market value has increased over the contract amount of the Company's obligation to deliver the security to its customer. Second, the Company is subject to risk of loss if a purchaser of securities does not pay for the securities, and the market value of such securities decreases below the contract amount.

Concentrations of credit risk exist for groups of, or large individual counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. As a securities broker/dealer, the Company is engaged in various securities trading and brokerage activities servicing domestic corporations, institutional investors and, occasionally, individual investors. The vast majority of the Company's transactions are executed with institutional investors, including mutual funds, other broker/dealers, commercial banks, insurance companies and other financial institutions and are generally collateralized by the security being traded or brokered. The Company's exposure to credit risk associated with the performance of these customers in fulfilling their contractual obligations, pursuant to securities transactions, can be directly impacted by volatile securities markets, credit markets and regulatory changes which may impair the counterparties' ability to satisfy their obligations to the Company. In connection with these activities, the Company seeks to control its credit risk and the potential for risk concentration through a variety of reporting and control procedures.

12. COMMITMENTS AND CONTINGENCIES

Leases—The Company is obligated under non-cancelable operating leases primarily for office facilities. The future minimum rental payments under each of the five years after December 31, 2006, are as follows:

Years Ending December 31	
2007	$ 1,280,651
2008	1,250,350
2009	1,250,350
2010	1,250,350
2011	1,250,350
Thereafter	625,175
	$ 6,907,226

Remarketing Agreements—The Company has agreed to serve as remarketing agent on 662 variable rate demand note issues. By its appointment as remarketing agent, the Company agrees to, among other things, sell on a best efforts basis any securities that may be tendered from time to time by the holders of the securities according to the bond documents. In all such cases, securities holders' rights to tender are supported by a liquidity facility such as a letter of credit or insurance company guaranty provided by the issuer of the security.

If the Company is unable to resell the securities, the Company with proper notification can require the letter of credit issuer or guarantor to purchase the securities. Total aggregate principal amount of securities outstanding under these agreements was approximately $7.7 billion as of December 31, 2006. The Company is paid a remarketing fee to serve in its capacity as remarketing agent.

Guarantees—The Company has entered into contracts in the normal course of business that include certain indemnifications within the scope of FIN 45 under which it could be required to make payments to third parties upon the occurrence or nonoccurrence of certain future events. The Company has not recorded a liability for the indemnities in the accompanying financial statements, either because the indemnification existed prior to January 1, 2006, and is therefore not subject to the measurement requirements of FIN 45, or because the Company has determined the indemnification to be de minimus based upon the current facts and circumstances that would trigger a payment under the indemnification clause.

Litigation—The Company may become a party to claims arising in the normal course of its business. No such claims have come to the attention of management or its legal counsel that would have a material adverse effect on the Company's financial position.

13. NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. The net capital rule of the Securities and Exchange Commission also provides that equity may not be withdrawn if resulting net capital would be less than 5% of aggregate debits. At December 31, 2006, the Company's aggregate debit items were $1,524,243; therefore, the Company's net capital requirement was $250,000. Net capital at December 31, 2006, was $20,157,406, resulting in net capital in excess of the requirement of $19,907,406. Net capital in excess of the greater than 5% aggregate debits or $120,000 rule was $20,037,406 at December 31, 2006.

14. SUBSEQUENT EVENT

On February 7, 2007, the Company sold its operations related to the underwriting of bonds for the affordable housing segment. This consisted primarily of the remarketing agreements, facilities leases, and the employees associated with these operations. The Company received approximately $11.8 million for the sale.

* * * * * *

Deloitte.

Deloitte & Touche LLP
555 17th Street
Suite 3600
Denver, CO 80202
USA

Tel: 303.292.5400
Fax: 303.312.4001
www.deloitte.com

March 30, 2007

To the Board of Directors and Shareholder of
Capmark Securities Inc.

In planning and performing our audit of the consolidated financial statements of Capmark Securities Inc. (formerly known as GMAC Commercial Holding Capital Markets Corp.) (the "Company") as of and for the year ended December 31, 2006 (on which we issued our report dated March 30, 2007), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers (PAIB)); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END